                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of APRIL, 2006
                        ----------------------------

                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
                       ----------------------------------
                (Translation of registrant's name into English)

                  30 Finsbury Square, London EC2A 1AG, ENGLAND
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F__X__ Form 40-F____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes____ No__X__


If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    N/A
                                    -------

Description of document filed:  2005 Interim Results
                                --------------------

AMVESCAP 2005 INTERIM RESULTS

Company Profile

AMVESCAP is a leading independent global investment manager dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO, AIM Trimark, INVESCO Perpetual and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional investment solutions for clients around the world.

FINANCIAL SUMMARY (CHART)

Six Months Ended June 30,    2005    2004(a)    2005(c)     2004(a,c)
-------------------------   ------   -------   --------     ---------
Revenues                    L581.5m  L577.1m   $1,040.9m    $1,044.6m
Profit before tax           L119.3m  L138.1m   $  213.5m    $  250.0m
Earnings per share:
   - basic                     9.6p    11.1p   $   0.34(b)  $   0.40(b)
   - diluted                   9.5p    11.0p   $   0.34(b)  $   0.40(b)

(a) 2004 results have been restated in accordance with International Financial Reporting Standards ("IFRS"). See Note 8 for a reconciliation of AMVESCAP's U.K. GAAP results to IFRS.

(b)  Per American Depositary Share equivalent to two ordinary shares.

(c) For the convenience of the reader, pounds sterling for the six months ended June 30, 2005 have been translated to U.S. dollars using $1.79 per L1.00 (2004: $1.81 per L1.00). References to "$" in this release are to U.S. dollars unless otherwise indicated.

CONTENTS
Chairman's Statement
Consolidated Income Statements
Consolidated Balance Sheets
Consolidated Statement of Changes in Equity
Consolidated Cash Flow Statements
Segmental Information
Notes
Independent Review Report to AMVESCAP PLC
Voting at the Annual General Meeting
General Shareholders' Information

CHAIRMAN'S STATEMENT

Dear Fellow Shareholders:

It gives me great pleasure to inform you that on July 14, 2005, AMVESCAP's Board of Directors named Martin L. Flanagan your company's President and Chief Executive Officer. Marty comes to us from a well-regarded global investment management organization he joined in 1983 and most recently led as President and co-CEO. He has also become a member of the AMVESCAP Board.

Marty's decision to lead our company is a powerful testament to the attraction of the AMVESCAP franchise. He believes, as do we, in the tremendous potential of our company. His deep industry knowledge, strong financial background and proven leadership skills made him the clear choice to guide our organization. With Marty's strategic vision and AMVESCAP's core strengths, our company is well positioned to capitalize on the attractive opportunities the investment management industry continues to offer.

On August 2, AMVESCAP announced interim results for 2005 and reported that profit before tax for the six months ended June 30, 2005 amounted to L119.3 million ($213.5 million) compared to

L138.1 million ($250.0 million) for the first six months of 2004. The 2004 results included a gain of L6.4 million arising from the sale of the U.K. business of Atlantic Wealth Management. Operating profit for the six months ended June 30, 2005 amounted to L141.2 million ($252.7 million), compared to L147.8 million ($267.5 million) FOr the first six months of 2004. Revenues totaled L581.5 million ($1,040.9 million) in the first half of 2005, compared to L577.1 million ($1,044.6 million) in 2004. Diluted earnings per share amounted to 9.5p for the 2005 period, compared to 11.0p for the same period in 2004.

Effective January 1, 2005, AMVESCAP began recording its results of operations under International Financial Reporting Standards ("IFRS"). Prior to this date, AMVESCAP prepared its consolidated financial statements under U.K. Generally Accepted Accounting Practice ("U.K. GAAP"). The most significant changes affecting AMVESCAP's financial reporting due to the IFRS transition are:

     - The cessation of goodwill amortization (IFRS 3) and redenomination of goodwill to the currency of the underlying acquired entities (IAS 21);

     - The inclusion of a fair value charge in respect of outstanding employee share options granted after November 7, 2002 (IFRS 2);

     - The replacement of existing charges for awards under certain equity-based compensation plans with fair value charges spread over revised time periods (IFRS 2); and

     - The inclusion in the balance sheet of all employee benefit liabilities (IAS 19).

The underlying business transactions and cash flows of AMVESCAP did not change upon transition to IFRS. The transition to IFRS resulted in the reduction of total shareholders' funds under U.K. GAAP at January 1, 2004 (transition date) of L118 million. This reduction is due primarily to the redenomination of goodwill and management contract intangible assets into the currency of the underlying acquired entities. Under U.K. GAAP, these balances were recorded in pounds sterling. For the year ended December 31, 2004, the transition to IFRS resulted in the addition of L151 million to profit for the year, primarily due to the cessation of goodwill amortization previously recorded under U.K. GAAP. Diluted earnings per share for the six months ended June 30, 2004 was 11.0p under IFRS, compared with 1.8p under U.K. GAAP. Diluted earnings per share under U.K. GAAP before goodwill amortization was 11.2p for the six months ended June 30, 2004. See Note 8 for further details.

AMVESCAP's first Annual Report under IFRS will be for the year ended December 31, 2005. The information presented in this earnings release is subject to the ongoing development of IFRS. Funds under management totaled $373.2 billion at June 30, 2005, compared to $382.1 billion at December 31, 2004. Institutional money market funds, included above, amounted to $40.6 billion at June 30, 2005, compared to $41.7 billion at December 31, 2004. Approximately 53% of the total funds under management were invested in equity securities, and 47% were invested in fixed income securities at June 30, 2005. The equity securities were invested in the following styles at June 30, 2005: 33% in growth, 38% in core, and 29% in value. At June 30, 2005, 48% of funds under management were managed in institutional products and 52% were managed in retail products.

Average funds under management amounted to $375.1 billion for the first half of 2005 compared to $374.4 billion for the first half of 2004. Of these funds, average institutional money market fund levels totaled $41.0 billion for the first half of 2005 compared to $47.0 billion of the first half 2004.

Changes in funds under management during the six months ended June 30, 2005 are as follows:

(CHART)

                        AIM                        INVESCO
Billions                Total     U.S.    Canada   U.S.      U.K.   Eur./Asia    PWM
--------                ------   ------   ------   ------   -----   ---------   -----
December 31, 2004       $382.1   $137.6    $34.6   $121.0   $49.6     $24.1     $15.2
Market gains/(losses)      4.4     (0.3)     0.9       --     2.6       1.4      (0.2)
Net new/(lost)
business                  (8.2)    (7.4)     0.6     (3.9)    2.8      (0.6)      0.3
Change in money
market funds              (1.4)    (1.3)      --       --      --      (0.1)       --
Foreign currency          (3.7)      --      0.1     (0.3)   (2.1)     (1.4)       --
June 30, 2005           $373.2   $128.6    $36.2   $116.8   $52.9     $23.4     $15.3
June 30, 2005 +         L208.5   L 71.8    L20.2   L 65.3   L29.6     L13.1     L 8.5

+    Translated at $1.79 per L1.00.

Earnings before interest, taxes, depreciation, amortization and certain non-cash and other items ("EBITDA") amounted to L180.2 million ($322.6 million) in the six months ended June 30, 2005, compared to L193.2 million ($349.7 million) for the six months ended June 30, 2004. Net debt at June 30, 2005 amounted to L500.8 million compared to L590.9 million at the end of 2004, excluding client cash.

The Board has declared an interim dividend of 4.0p per share (2004: 2.5p). The interim dividend will be paid on October 12, 2005 to shareholders on the register on September 9, 2005. The ex-dividend date for the dividend will be September 7, 2005.

Business Developments

We have had good profit growth in our Canadian, U.S. Institutional and U.K. businesses in the first half of 2005. These results have been offset by weakness in the U.S. mutual fund business. Actions during the first half of 2005, including the sale of our retirement business and our continuing efforts to increase the efficiency of our shared operating platforms have strengthened the company for the future. AMVESCAP remains focused on improving investment performance and maintaining the highest standards of client service.

The AIM U.S. group reported revenues of L201.5 million and operating profit of L67.3 million. Funds under management amounted to $128.6 billion at June 30, 2005, including $40.6 billion relating to institutional money market funds. Performance of AIM's institutional money markets funds continues to be excellent, with several of its largest funds ranked by Lipper as the best performers in their categories for one, three and five-year periods. Several AIM funds were recognized by Lipper at their 2005 Fund Awards Ceremony: AIM International Small Company Fund was named Best International Small/Mid Cap Growth Fund over three years; AIM Global Equity Fund was named Best Global Multi-Cap Growth Fund over three years; AIM Real Estate Fund was named the Best Real Estate Fund over five years.

The AIM Canada group reported revenues of L95.4 million and operating profit of L50.9 million. Strong investment performance has Led to AIM Trimark being named fund manager of the year in three of the last four years at the Canadian Investment Awards. Funds under management amounted to $36.2 billion at June 30, 2005.

The INVESCO U.S. group reported revenues of L103.8 million and operating profits of L26.7 million in the first half of 2005. Funds under management amounted to $116.8 billion at June 30,

2005. During the first six months, the financial structures group closed two deals totaling $1.9 billion in assets. The team manages 19 structures totaling $8.7 billion in assets and was recently recognized by EuroMoney magazine which named INVESCO as CDO Manager of the Year 2005.

INVESCO U.K. reported revenues of L110.2 million and operating profits of L23.3 million for the first half of 2005, compared with L10.9 million from the prior year. This business generated $2.8 billion in net sales during the period. Investment performance of the INVESCO Perpetual funds remains strong with over 80% of assets outperforming their peer group over both three and five years. INVESCO Perpetual was also named the Best Bond Fund Manager at the Financial Advisor 2005 awards. Funds under management were $52.9 billion at June 30, 2005.

Concurrent with a new Chinese law that allowed foreign investors to increase their ownership interests to 49%, INVESCO Asia increased its ownership in the INVESCO Great Wall joint venture company from 33% to 49%. In the second quarter the sale of the U.S. DC administration business was announced. This transaction closed in July. In the first quarter the Group renewed its five year credit facility ahead of schedule and on enhanced terms. The new credit facility will lower ongoing bank lender fees and borrowing costs, and increase our liquidity profile due to elimination of rollover risk.

The Board of Directors of AMVESCAP, in fulfillment of its fiduciary duties, is committed to maximizing long-term shareholder value. It is your Board's unanimous conclusion that AMVESCAP can best serve its shareholders by continuing to advance its position as a leading independent global investment manager offering enduring investment solutions to individual and institutional clients through a full range of products backed by excellent client service. With the appointment of Marty Flanagan as Chief Executive Officer, I am confident that AMVESCAP has the right leadership, resources and people to lead your company forward.

Charles W. Brady
Chairman
August 19, 2005

CONSOLIDATED INCOME STATEMENTS (CHART)

Six Months Ended June 30,
Thousands                               2005        2004
-------------------------            ---------   ---------
Revenues                             L 581,496   L 577,102
Operating expenses                    (440,341)   (429,310)
Operating profit                       141,155     147,792
Investment income                        2,065      10,317
Interest expense                       (23,888)    (20,015)
Profit before taxation                 119,332     138,094
Taxation - U.K                          (3,500)     (2,500)
Taxation - overseas                    (39,142)    (46,623)
Profit after taxation                   76,690      88,971
Minority interests                        (280)       (124)
Profit for the period attributable
to equity holders of the parent      L  76,410   L  88,847
Earnings per share:
   - basic                                 9.6p       11.1p
   - diluted                               9.5p       11.0p

DIVIDEND INFORMATION (CHART)

Thousands                       2005     2004
---------                      ------   ------
Dividends paid                 41,002   53,312

Dividends proposed per share      4.0p     2.5p
Dividends proposed             32,802   20,909

CONSOLIDATED BALANCE SHEETS (CHART)

Thousands                            June 30, 2005   Dec. 31, 2004   June 30, 2004
---------                            -------------   -------------   -------------
Non-current assets
   Goodwill and intangible
      assets                          L 2,385,655     L 2,317,247     L 2,311,809
   Property and equipment                 112,603         118,272         138,307
   Deferred tax assets                     72,540          78,217          68,299
   Investments                             90,962          70,070          87,305
                                        2,661,760       2,583,806       2,605,720
Current assets
   Trade and other receivables            479,963         502,500         506,343
   Investments                            589,859         499,439         400,916
   Cash and cash equivalents              239,650         284,977         251,631
                                        1,309,472       1,286,916       1,158,890
TOTAL ASSETS                            3,971,232       3,870,722       3,764,610
Current liabilities
   Current maturities of
      long-term debt                           --         (41,411)       (219,575)
   Trade and other payables            (1,223,173)     (1,156,139)     (1,011,965)
                                       (1,223,173)     (1,197,550)     (1,231,540)
NET CURRENT ASSETS                         86,299          89,366         (72,650)
Non-current liabilities
   Long-term debt                        (650,690)       (683,215)       (471,146)
   Deferred tax liabilities               (17,910)        (19,099)        (25,177)
   Provisions for liabilities
      and charges                        (122,269)       (124,793)        (89,312)
TOTAL LIABILITIES                      (2,014,042)     (2,024,657)     (1,817,175)
NET ASSETS                            L 1,957,190     L 1,846,065     L 1,947,435
Equity
   Share capital                         L202,916        L202,664        L202,607
   Share premium                          707,788         700,888         700,257
   Shares held by employee trusts        (237,972)       (237,972)       (201,362)
   Exchangeable shares                    303,507         308,996         309,106
   Retained earnings                      340,018         291,241         415,473
   Other reserves                         639,356         578,934         520,601
   Equity attributable to
      equity holders of the parent      1,955,613       1,844,751       1,946,682
   Minority interests                       1,577           1,314             753
TOTAL EQUITY                          L 1,957,190     L 1,846,065     L 1,947,435

These financial statements were approved by the Board of Directors on August 19, 2005, and were signed on its behalf by: Charles W. Brady and James I. Robertson

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CHART)

                                                             Shares held
                           Share    Exchangeable    Share    by employee     Other    Retained    Minority
L'000                     capital      shares      premium      trusts     reserves   earnings   interests     Total
-----                     -------   ------------   -------   -----------   --------   --------   ---------   ---------
January 1, 2005           202,664      308,996     700,888    (237,972)     578,934    291,241      1,314    1,846,065
Profit after taxation          --           --          --          --           --     76,690         --       76,690
Currency translation
differences on
investments in

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CHART)

overseas subsidiaries          --           --          --          --       60,422         --        (17)      60,405
Total equity before
transactions with
owners                    202,664      308,996     700,888    (237,972)     639,356    367,931      1,297    1,983,160
Dividends                      --           --          --          --           --    (41,002)        --      (41,002)
Amounts due to
minority shareholders          --           --          --          --           --       (280)       280           --
Exercise of options            38           --         361          --           --         --         --          399
Acquisition earn-out           89        1,175       1,195          --           --         --         --        1,264
Increase in share-based
payment reserve                --           --          --          --           --     13,369         --       13,369
Conversion of
exchangeable
shares into
ordinary shares               125       (5,489)      5,364          --           --         --         --
June 30, 2005             202,916      303,507     707,788    (237,972)     639,356    340,018      1,577    1,957,190

CONSOLIDATED CASH FLOW STATEMENTS (CHART)

Six Months Ended June 30,
Thousands                                           2005       2004
-------------------------                        ---------   --------
Operating profit                                 L 141,155   L147,792
Amortization and depreciation                       22,567     24,814
Interest paid, net of investment income            (20,962)   (17,290)
Taxation                                           (26,669)   (33,309)
Change in debtors, creditors, and other             (7,529)   (62,800)
Net cash inflow from operating activities          108,562     59,207
Investing activities:
Capital expenditures, net of sales                 (10,230)    (9,677)
Purchase of fixed asset investments, net            (1,907)    (1,385)
Acquisitions and dispositions                       (1,265)   (28,195)
Financing:
Dividends paid                                     (41,002)   (53,312)
Net repayment of debt                             (112,566)   (13,716)
Other financing                                        400    (11,155)
Decrease in cash and cash equivalents              (58,008)   (58,233)
Foreign exchange                                    12,681     (8,847)
Cash and cash equivalents, beginning of period     284,977    318,713
Cash and cash equivalents, end of period         L 239,650   L251,633

SEGMENTAL INFORMATION (CHART)

Six Months Ended June 30,     2005                   Oper.
Thousands                   Revenues    Expenses    Profit
-------------------------   --------   ---------   --------
AIM
   U.S                      L201,455   L(134,179)  L 67,276
   Canada                     95,383     (44,457)    50,926
                             296,838    (178,636)   118,202
INVESCO
   U.S                       103,774     (77,057)    26,717
   U.K                       110,195     (86,897)    23,298
   Europe/Asia                32,076     (36,478)    (4,402)
                             246,045    (200,432)    45,613
Private Wealth/Retirement     38,613     (43,103)    (4,490)
                             581,496    (422,171)   159,325
Corporate                         --     (18,170)   (18,170)
                            L581,496   L(440,341)  L141,155

Six Months Ended June 30,     2004                   Oper.
Thousands                   Revenues    Expenses    Profit
-------------------------   --------   ---------   --------
AIM
   U.S                      L226,881   L(140,598)  L 86,283
   Canada                     84,699     (38,895)    45,804
                             311,580    (179,493)   132,087
INVESCO
   U.S                        90,863     (67,920)    22,943
   U.K                        93,778     (82,891)    10,887
   Europe/Asia                38,518     (37,681)       837
                             223,159    (188,492)    34,667
Private Wealth/Retirement     42,363     (44,536)    (2,173)
                             577,102    (412,521)   164,581
Corporate                         --     (16,789)   (16,789)
                            L577,102   L(429,310)  L147,792

NOTES

Note 1. Accounting Policies

The accounting policies used in the preparation of the Interim Results follow International Financial Reporting Standards ("IFRS") in effect as of the date of this release. The comparative periods have been restated to apply these IFRS on a consistent basis (see Note 8). The most significant changes due to the IFRS transition are:

     - The cessation of goodwill amortization (IFRS 3) and redenomination of goodwill to the currency of the underlying acquired entities (IAS 21)

     - The inclusion of a fair value charge in respect of outstanding employee share options granted after November 7, 2002 (IFRS 2)

     - The replacement of existing charges for awards under certain equity-based compensation plans with fair value charges spread over revised time periods (IFRS 2)

     - The inclusion in the balance sheet of all employee benefit liabilities (IAS 19)

AMVESCAP's first Annual Report under IFRS will be for the year ended December 31, 2005. The information presented in the Interim Results is subject to the ongoing development of IFRS; however the policies applied to the information in the Interim Results are consistent with those that are expected to be applied in the 2005 Annual Report. Please refer to www.amvescap.com for a more detailed discussion of these policies.

NOTE 2. Adoption of Accounting Standards

The Group has adopted IAS 32, "Financial Instruments: Disclosure and Presentation" and IAS 39, "Financial Instruments: Recognition and Measurement" as of January 1, 2005. These standards require that financial assets and liabilities be recognized on the balance sheet and accounted for according to their underlying classification. Shareholders equity increased by L15.2 million as a result of these changes primarily arising from the recognition of net unrealized gains on investments classified as available for sale.

NOTE 3. Taxation

The taxation charge is primarily due to overseas taxation. A significant proportion of the tax charge is expected to arise from U.S. operations. The estimated effective tax rate is 35.7% in 2005 (2004: 35.6%).

NOTE 4. Earnings per Share

Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods excluding shares purchased and held by employee share ownership trusts. Diluted earnings per share takes into account the effect of the potential issuance of ordinary shares.

(CHART)
2005

                                        Profit for the period    Number of    Per share
                                                L'000           shares '000     amount
                                        ---------------------   -----------   ---------
Basic earnings per share                        76,410            793,629        9.6p
Dilutive effect of share-based awards               --              7,444
Diluted earnings per share                      76,410            801,073        9.5p

2004

                                        Profit for the period    Number of    Per share
                                                L'000           shares '000     amount
                                        ---------------------   -----------   ---------
Basic earnings per share                        88,847            803,384       11.1p
Dilutive effect of share-based awards               --              6,558
Diluted earnings per share                      88,847            809,942       11.0p

NOTE 5. Dividends

A final dividend in respect of the 2004 year of 5.0p per share or L41,002,000 (L39,595,000 for ordinary shares and L1,407,000 for exchangeable shares) was approved at the Annual General Meeting of Shareholders on April 28, 2005. This dividend was accrued on that date, and a payment was made on May 4, 2005, to shareholders on the register on April 1, 2005.

NOTE 6. Credit Facility

On March 31, 2005, the Company entered into a new five-year credit agreement ("credit facility") with a group of lenders, providing a revolving credit facility in an aggregate principal amount of up to $900 million. Under certain conditions, the aggregate commitments under the credit facility may be increased to $1.2 billion. The credit facility requires specified financial ratios to be maintained, including a maximum debt to EBITDA ratio of 3.25:1 and a minimum interest coverage of 4.0:1.

NOTE 7. Sale of AMVESCAP Retirement

On April 21, 2005, the sale of AMVESCAP Retirement was announced, and the transaction closed on July 15, 2005. Total AMVESCAP Retirement assets and liabilities relating to the transaction held for sale at June 30, 2005 were L8.7 million and L2.0 million, respectively. For the six months ended June 30, 2005, AMVESCAP Retirement recorded revenues of L16.7 million.

NOTE 8. Reconciliations from U.K. GAAP to IFRS

Prior to December 31, 2004, AMVESCAP reported its results of operations under U.K. Generally Accepted Accounting Practice ("U.K. GAAP"). Beginning January 1, 2005, AMVESCAP transitioned from U.K. GAAP to International Financial Reporting Standards ("IFRS"). The tables below reconcile total shareholders' funds at December 31, 2003, and December 31, 2004 under U.K. GAAP to total equity under IFRS, and profit/(loss) after taxation for the six months ended June 30, 2004 and the year ended December 31, 2004 from U.K. GAAP to IFRS. Amounts are presented in millions.

RECONCILIATION OF TOTAL U.K. GAAP TOTAL SHAREHOLDERS' FUNDS TO IFRS TOTAL EQUITY

                                      Dec. 31, 2003   Dec. 31, 2004
                                      -------------   -------------
U.K. GAAP total shareholders' funds       L2,065         L1,864
IFRS Transition Adjustments:
Goodwill and intangibles                    (130)           (16)
Shared based payment                          (7)            (7)
Defined benefit obligation, net              (31)           (30)
Dividends                                     53             41
Other                                         (3)            (6)
IFRS total equity                         L1,947         L1,846

RECONCILIATION OF U.K. GAAP PROFIT/(LOSS) AFTER TAXATION TO IFRS PROFIT/(LOSS) AFTER TAXATION

                                              Six months         Year ended
                                         ended June 30, 2004   Dec. 31, 2004
                                         -------------------   -------------
U.K. GAAP profit/(loss) after taxation           L15               L(173)
IFRS Transition Adjustments:
Goodwill and intangibles                          74                 153
Defined benefit obligation, net                    1                  --
Sale of business                                   3                   3
Other                                             (4)                 (5)
IFRS profit/(loss) after taxation                L89               L (22)

IFRS Transition Adjustments

Goodwill and intangibles. The Group has chosen to apply IFRS 3 prospectively from the date of transition. This has resulted in the value of goodwill arising from previous acquisitions being frozen at the value held on the Group balance sheet at January 1, 2004 and the reversal of any amortization charged in 2004. The Group has elected to apply IAS 21 retrospectively to its goodwill and intangible asset balances, which were previously recorded in pounds sterling from their respective acquisition dates. The result of this application is that the goodwill and intangible assets have been redenominated into their underlying currencies and will subsequently be remeasured each reporting date for the effect of changes in foreign exchange rates.

Share-based payment. The Group will recognize a charge in the Profit and Loss Account for the fair value of outstanding share awards granted to employees after November 7, 2002. The charge has been calculated using a stochastic option valuation model and will be charged over the relevant vesting periods, adjusted to reflect expected and actual levels of vesting.

Defined benefit obligation, net. The Group will recognize the net liability for defined benefit post retirement plan schemes on the balance sheet and will take actuarial gains and losses on a systematic basis to the Profit and Loss Account, in accordance with the permitted methods of recognition under IAS 19.

Sale of business. During 2004, the Group disposed of its U.K. and Jersey businesses of Atlantic Wealth Management and included the previously written off goodwill related to this business in the calculation of the net gain resulting from the sale. Under IFRS 1, goodwill previously deducted from equity is not recognized in the opening balance sheet and that goodwill is not transferred into the Profit and Loss Account upon disposal of the business. This had the effect of increasing the gain reported under U.K. GAAP. Dividends. The Group will recognize dividends declared after the balance sheet date in the reporting period in which they are declared, as they represent non-adjusting events after the balance sheet date.

Other. Other adjustments upon transition to IFRS include the recognition and establishment of accruals related to compensated absences, foreign exchange items and certain tax adjustments.

NOTE 9. Statutory Financial Statements

The financial information shown in the Interim Results is unaudited and does not constitute statutory financial statements. The 2004 Annual Report has been filed with the Register of Companies on which the auditors issued a report, which was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

INDEPENDENT REVIEW REPORT TO AMVESCAP PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended June 30, 2005 which comprises consolidated financial statements such as the Consolidated Income Statements, Consolidated Balance Sheets, Consolidated Cash Flow Statements, Consolidated Statement of Changes in Equity, and the related notes 1 to 9. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the group will be prepared in accordance with those IFRSs adopted for use by the European Union.

The accounting policies are consistent with those that the directors intend to use in preparing the next financial statements.

There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended June 30, 2005.

Ernst & Young LLP
London
August 19, 2005

VOTING AT THE ANNUAL GENERAL MEETING

The 2005 Annual General Meeting of shareholders was held on April 28, 2005. The results of the resolutions voted upon, details of which are published on our Web site, are shown below.

                                                             For       % of Total    Against    % of Total
                                                            Votes      Votes Cast     Votes     Votes Cast
                                                         -----------   ----------   ---------   ----------
 1. To receive the Annual Report and Accounts             99,665,143      99.29       716,180      0.71
 2. To receive the Remuneration Report                    99,408,833      94.05     6,288,609      5.95
 3. To declare a final dividend                          106,846,567      99.92        81,814      0.08
 4. To re-elect Rex Adams                                106,431,050      99.54       491,083      0.46
 5. To re-elect Sir John Banham                          105,830,233      99.52       510,249      0.48
 6. To re-elect Charles W. Brady                          99,627,854      97.73     2,305,012      2.27
 7. To re-elect Denis Kessler                            105,380,951      99.25       794,625      0.75
 8. To elect Edward Lawrence                             106,549,650      99.65       371,121      0.35
 9. To re-elect Bevis Longstreth                         104,898,761      99.18       866,147      0.82
10. To elect John Rogers                                 106,191,852      99.28       765,309      0.72
11. To re-appoint Ernst & Young LLP                      105,362,651      99.19       854,175      0.81
12. Section 80 Authority                                 105,358,084      98.59     1,505,596      1.41
13. Section 90 Authority*                                106,128,026      98.69     1,408,365      1.31
14. Market Purchase Authority*                           106,775,470      99.94        54,108      0.06
15. Amendment to Articles of Association*                106,374,390      99.72       297,905      0.28
16. Amendment to Memorandum & Articles of Association*   105,544,025      99.00     1,064,216      1.00

*    Special resolution

GENERAL SHAREHOLDER'S INFORMATION

Share Price Information

The latest information on the AMVESCAP PLC share price is available on various financial information Web sites. AMVESCAP equity securities trade on the London, New York and Toronto stock exchanges under the symbol "AVZ." The share price is also reported in a number of major news publications in London, New York and Toronto, and in other newspapers throughout the world.

Company Web Site

The company's Web site is www.amvescap.com.

Registered Office

AMVESCAP PLC
30 Finsbury Square
London EC2A 1AG
United Kingdom
Company Number
308372

U.K. Shareholders

Administrative inquiries relating to ordinary shareholdings should be addressed to Capita Registrars ("Capita") at the address shown below and must clearly state the registered shareholder's name and address. Shareholders may also use the Capita Web site (www.capitaregistrars.com) to access their personal shareholding details. A link to this site can also be accessed in the Investor Relations section of the company Web site.

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom

We now offer shareholders the opportunity to receive notices of shareholder meetings and shareholder reports, such as the Interim Results, in electronic form via the Internet. You would receive an e-mail notification each time we publish a new shareholder report or notice of meeting on the company Web site. If you would like to receive shareholder communications via the Internet, please register your e-mail address through the Capita Web site. You will need your investor code, which is printed on your personalized form of proxy and on your share certificate. We encourage you to use these facilities, as we believe they will provide a more convenient and prompt method of communication and reduce demand on natural resources. Should you experience any difficulties in using the facilities described above, please contact our registrars, Capita, at 0870 162 3100 (U.K.) or +44 20 8639 2157 (outside of the U.K.).

Capita Share Dealing Services (available to U.K. shareholders only) Capita offers a quick and easy share dealing service to individual shareholders to either sell or buy AMVESCAP shares. An on-line and telephone dealing facility is available to provide AMVESCAP shareholders with an easy to access and simple to use service. The table below provides you with details of the associated charges:

Type of trade        On-line                  Telephone
Share certificates   1% of the value of the   1.25% of the value of the
                     deal (Minimum L17.50,    deal (Minimum L20, Maximum L50)
                     Maximum L40)

There is no need to pre-register and there are no forms to complete. The on-line and telephone dealing service allows you to trade "real time" at a known price which will be given to you at the time you give your instruction. To deal on-line or by telephone, all you need is your surname, shareholder reference number, full postcode and your date of birth. Your shareholder reference number can be found on your latest statement or Certificate, where it will appear as either a 'folio number' or 'investor code'. Please have the appropriate documents on hand when you log on or call, as this information will be needed before you can buy or sell shares.

For further information on this service, or to buy and sell shares, please contact:

-    www.capitadeal.com (on-line dealing) 24 hours

-    0870 458 4577 (telephone dealing), 8:00 a.m.-4.30 p.m. (GMT), Monday-Friday

U.S. Shareholders

The Company's American Depositary Shares ("ADSs"), each representing two ordinary shares, are listed on the New York Stock Exchange. The Company files reports and other documents with the Securities and Exchange Commission ("SEC") that are available for inspection and copying at the SEC's public reference facilities or by writing to the company secretary. The Bank of New York Company, Inc. of New York is the depositary for AMVESCAP PLC. All inquiries concerning American Depositary Receipts records, certificates or transfer of ordinary shares into ADSs should be addressed to:

The Bank of New York

101 Barclay Street, 22W
New York, New York 10286 USA

Canadian Shareholders

The exchangeable shares of AMVESCAP Inc., a subsidiary of the Company, are listed on the Toronto Stock Exchange. Exchangeable shares are generally retractable into the Company's ordinary shares on a one-for-one basis at any time. They can be compulsorily converted into ordinary shares on or after December 31, 2009, or earlier in certain circumstances. CIBC Mellon Trust Company of Toronto is the registrar and transfer agent of the exchangeable shares of AMVESCAP Inc. All inquiries concerning exchangeable shares, certificates or the retraction of exchangeable shares into ordinary shares should be addressed to CIBC Mellon Trust Company at the address noted below.

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Canada
M5C 2W9

Forward-Looking Statements

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates,""intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should," and "would" or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC's Web site at www.sec.gov.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             AMVESCAP PLC
                                      --------------------------
                                             (Registrant)

Date:  11 April, 2006                 By /s/ Michael S. Perman
      ----------------------             -----------------------
                                              (Signature)

                                           Michael S. Perman
                                           Company Secretary